UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

882491103

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. ITEM 1 OF THE AMENDED SCHEDULE 13D (AS DEFINED BELOW) IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated November 7, 2008 (the “Schedule 13D”), as amended by Amendment No. 1, dated January 21, 2009, Amendment No. 2, dated May 4, 2009, Amendment No. 3, dated May 15, 2009 and Amendment No. 4, dated June 29, 2009, filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership, Shamrock Activist Value Fund III, L.P., a Delaware limited partnership, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”) and Shamrock Partners Activist Value Fund, L.L.C. (“Shamrock Partners”), a Delaware limited liability company, and as further amended by Amendment No. 5, dated July 2, 2009 and Amendment No. 6, dated July 13, 2009, filed by SAVF, Shamrock Activist Value Fund IV, L.P., a Delaware limited partnership (“SAVF IV,” and, together with SAVF, the “Shamrock Activist Value Fund”), Mr. Gold, Mr. Johnson, the General Partner and Shamrock Partners, with respect to the Common Stock, $1.00 par value per share (“Common Shares”), of Texas Industries, Inc., a Delaware corporation (the “Company”). SAVF, SAVF IV, Mr. Gold, Mr. Johnson, the General Partner and Shamrock Partners are collectively referred to herein as the “Reporting Persons.” Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are collectively referred to herein as the “Amended Schedule 13D.” Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Amended Schedule 13D.

2. ITEM 2 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 2.	Identity and Background.

Robert G. Moskowitz is no longer an officer of Shamrock Holdings, Inc., a Delaware corporation, or Shamrock Holdings of California, Inc., a California corporation.

3. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 4.	Purpose of Transaction.

On July 21, 2009, pursuant to the Company’s advance notice provisions contained in the Company’s Bylaws, SAVF sent the Secretary of the Company the following letter, in which SAVF notified the Company of its intent to bring three shareholder resolutions before the Company’s shareholders at the 2009 Annual Meeting of Shareholders:

VIA FACSIMILE AND OVERNIGHT DELIVERY

Frederick G. Anderson

Vice President, General Counsel

    and Secretary

Texas Industries, Inc.

1341 West Mockingbird Lane, Suite 700W

Dallas, Texas 75247

Re:	Notice of Intent to Present Shareholder Resolutions

Dear Mr. Anderson:

Shamrock Activist Value Fund, L.P. (“SAVF”), the owner, together with its parallel investment vehicle, of approximately 10.2% of Texas Industries, Inc., hereby submits notice of its intent to bring three shareholder resolutions (the “SAVF Proposals”) before Texas Industries’ shareholders at the 2009 Annual Meeting of Shareholders. The SAVF Proposals are intended to address specific corporate governance improvements that SAVF believes will enhance the Board of Directors’ accountability to shareholders and facilitate a substantial increase in shareholder value. We believe substantial governance changes at Texas Industries are critical and long overdue. The SAVF Proposals provide for:

•	Declassifying Texas Industries’ currently staggered Board of Directors to provide for increased accountability to the shareholders through annual elections of all directors;

•

Majority voting in all uncontested elections of directors and requiring any incumbent who does not receive a majority of the votes cast with respect to such incumbent’s election to resign from the Board of Directors, effective immediately; and

•

The submission of Texas Industries’ poison pill to a vote of the shareholders no later than the 2010 Annual Meeting of Shareholders and, if the shareholders do not ratify the poison pill by majority vote, calling for the Board of Directors to immediately redeem the poison pill and not adopt any other poison pill without obtaining shareholder approval within no more than twelve months after adoption.

SAVF believes the SAVF Proposals are an effective way to allow Texas Industries’ shareholders to send a message to the Board of Directors that they desire to see significant improvements in the company’s corporate governance practices. In our view, the poor governance practices at Texas Industries has contributed to the destruction of shareholder value in the past few years.

As previously announced, on June 29, 2009, SAVF submitted notice of its intent to nominate three nominees for election to Texas Industries’ Board of Directors at the 2009 Annual Meeting. SAVF’s three nominees are: Marjorie L. Bowen, a former Managing Director of Houlihan Lokey Howard & Zukin, where she also served as

National Director of the firm’s fairness opinion practice and was one of five members of the firm’s Financial Advisory Services Committee, which is responsible for managing the firm’s Financial Advisory Services practice; Dennis A. Johnson, CFA, a Managing Director of Shamrock Capital Advisors, Inc., the investment manager for SAVF, and a member of the Securities and Exchange Commission Investor Advisory Committee; and Gary L. Pechota, CEO of DT-Trak Consulting, Inc., a member of the Board of Directors of Insteel Industries, Inc. (Nasdaq: IIIN) and Black Hills Corporation (NYSE: BKH), the former CEO of Giant Cement Holding, Inc. and the former Chief of Staff of the National Indian Gaming Commission.

SAVF believes that the approval of the SAVF Proposals by shareholders representing a majority of the votes cast at the meeting will provide a clear mandate to the directors who are elected at the 2009 Annual Meeting and the remaining incumbent members of the Board of Directors to promptly implement meaningful corporate governance reforms, for the benefit of all Texas Industries shareholders.

Sincerely,

SHAMROCK ACTIVIST VALUE FUND, L.P.

By: Shamrock Activist Value Fund GP, L.L.C., its general partner

By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Dennis A. Johnson, CFA, Vice President

4. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 7.	Material to be Filed as Exhibits.

Document
—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 7 to Amendment No. 5 to the Schedule 13D relating to the Common Shares of the Company filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

—	Power of Attorney, dated January 21, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D relating to the Common Shares of the Company filed January 21, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	CFA, Vice President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	CFA, Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	CFA, Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	CFA, Vice President